

03051773

UC 8-29-03

UNITED STATES
RITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



RECD S.E.C.
AUG 2 7 2003
516

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE NO
8-17168

REPORT FOR THE PERIOD BEGINNING 7/01/02 AND ENDING 6/30/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Firm ID No.

AMERICAN FUNDS DISTRIBUTORS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce DePriester (213) 486-9030
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Avenue Los Angeles California 90071
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Bruce DePriester, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2003 and supplemental schedule pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(State of California)

(County of Los Angeles)

Subscribed and sworn (or affirmed) before me on this date of 14th day of August 2003.

8/14/03

Signature Date

Senior Vice President

Title

Notary Public


KRISTINE ASPLUND SANCHEZ
Commission # 1303099
Notary Public - California
Los Angeles County
My Comm. Expires May 29, 2005

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Member's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not required)
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3. (Not required)
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3. (Not required)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report. (Not applicable)
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control, filed concurrently and included in the Public Report as a separate document.)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2003
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * *



Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC document.

Deloitte & Touche LLP
350 South Grand Avenue
SUITE 200
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

American Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") as of June 30, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of American Funds Distributors, Inc. at June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 4, 2003

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003
(Dollars in thousands)

ASSETS

CASH AND CASH EQUIVALENTS	$ 73,941
INVESTMENT SECURITIES—At fair value	65,877
RECEIVABLES	23,253
PREPAID EXPENSES	10,076
DEFERRED INCOME TAXES	15,604
PROPERTY—At cost:	
Land	231
Buildings	3,750
Furniture, equipment and software	10,237
Leasehold improvements	6,985
Total	21,203
Accumulated depreciation and amortization	(15,292)
Property—net	5,911
OTHER ASSETS	3,010
TOTAL	$ 197,672

(Continued)

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003
(Dollars in thousands)

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 101,977
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	9,436
INCOME TAX PAYABLE	5,680
ACCRUED POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS	4,511
Total liabilities	121,604
STOCKHOLDER'S EQUITY:	
Capital stock, $1 par value—authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	10,000
Retained earnings	65,568
Total stockholder's equity	76,068
TOTAL	$ 197,672

See notes to statement of financial condition.

(Concluded)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment advisor. The Company is also a distributor of insurance-related products.

The Company's principal source of revenue is concentrated in the distribution services summarized above. Revenues may be affected by the performance of the global capital markets.

In the normal course of the Company's business, customer activities involve the execution and settlement of various mutual fund shares and insurance-related products. These activities may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations.

Basis of Presentation—The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statement of the Company has been prepared pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. The classification and reporting of items appearing therein are consistent in all material respects with that rule.

Estimates—The preparation of a statement of financial condition in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents consist principally of shares of a money market fund for which an affiliated company serves as investment advisor.

Investment Securities—Investment securities consist of U.S. government securities, which are carried at fair value. The amortized cost of these investments is $65,485.

Depreciation and Amortization of Property—Depreciation of buildings, furniture and non-technological equipment is computed generally on the straight-line method based upon estimated useful lives of 3 to 39 years. Depreciation of technological equipment and software is computed generally using the double declining balance method based upon estimated useful lives of 3 to 5 years. Amortization of leasehold improvements is computed on the straight-line method based upon the life of the related asset or the term of the lease, whichever is shorter.

Income Taxes—The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. Income taxes are provided for current taxes payable or refundable and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

Postretirement Benefits—The expected costs of providing postretirement benefits are recognized during the years that the associates are in service with the Company, based on actuarial estimates.

Postemployment Benefits—The Company recognizes the liability for future costs of compensation and benefits to be paid to employees on disability leave, based on actuarial estimates.

Recent Accounting Pronouncements—In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 expands the disclosure requirements to be made by a guarantor about its obligations under certain guarantees it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. Included among these is an agreement with a bank to sell the Company's right to future cash flows from asset-based distribution fees and contingent deferred sales charges from mutual fund B shares and 529 B shares distributed by the Company as well as certain real estate leases under which the Company may be required to indemnify property owners for claims arising from the Company's use of the applicable premises. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. Management has reviewed the provisions of FIN 45 and the indemnification provisions of its material contracts and determined that, in its opinion, such contracts fall outside the scope of FIN 45 and, should such contracts be within the scope of FIN 45, the financial exposure from implementing FIN 45 would be immaterial to the Company's statement of financial condition.

2. INCOME TAXES

The deferred tax asset consists of the following:

Deferred tax assets (liabilities):	
Accrued expenses and other	$ 11,574
Accrued compensation and benefits	2,999
Postretirement benefits	140
State franchise taxes	73
Depreciation	818
Total deferred tax asset	$ 15,604

The Company has not established a valuation allowance against the net deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized.

3. RETIREMENT PLAN

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

The Company also has a supplemental retirement plan for certain senior executives. The liability for benefits under the plan is included in accrued postretirement and postemployment benefits. Other assets include investments of $2,989 held solely for the purpose of providing benefits under the plan. These investments are carried at fair value and are held in a trust for the plan participants. No further contributions to the supplemental retirement plan will be made after the contribution relating to fiscal year ending June 30, 2002.

4. TRANSACTIONS WITH AFFILIATES

Receivables and payables include $1,070 and $57,355, respectively, relating to transactions with affiliates.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $22,026, which was $13,919 in excess of its required net capital of $8,107. At June 30, 2003, the Company's net ratio of aggregate indebtedness to net capital was 5.5 to 1.

6. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to a clearing broker and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers.

7. POSTRETIREMENT BENEFITS

The Company sponsors a plan to subsidize health care insurance coverage for retired associates who meet certain age and service requirements, if they elect to contribute a portion of the cost. The Company funds its postretirement benefits through a §401(h) account by the maximum deductible amount by the Internal Revenue Code. All assets are held in Employee Benefit Trust accounts managed by an affiliate.

Accumulated postretirement benefit obligation	$ 15,181
Plan assets at fair value	3,433
Funded status	$ (11,748)
Accrued benefit costs recognized in the statement of financial condition	$ (349)

Weighted-average assumptions as of June 30:

Discount rate	6.00%
Expected return on plan assets	6.00%

The annual health care cost trend rate assumed in determining the accumulated postretirement benefit obligation is 15% for all retirees and is assumed to decrease each year until the year 2021 and to remain at approximately 6% thereafter.

* * * * * *

Deloitte & Touche LLP
350 South Grand Avenue
SUITE 200
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com

Deloitte & Touche

August 4, 2003

American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, California 90071

In planning and performing our audit of the financial statements of American Funds Distributors, Inc. (the "Company") for the year ended June 30, 2003 (on which we issued our report dated August 4, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices or procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP